aulB

17004569

S

SEC
Mail Processing
Section
FEB 17 2017
Washington DC
406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riedl First Securities Company of Kansas

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 North Rock Road Ct., Suite 400
(No. and Street)

Wichita	KS	67206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caesar A Naftzger 316-265-9341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	MO	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Caesar A Naftzger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riedl First Securities Company of Kansas, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp 5-31-17

Signature

President/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)(Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 14, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2016

Assets		
Current assets:		
Cash and cash equivalents	$	8,484
Commissions receivable		150,476
Other receivables		581,810
Prepaid expenses		6,334
Securities owned, trading accounts, at market:		
Municipal bonds		459,582
Corporate bonds		162,490
US government bonds		48,000
Total current assets		1,417,176
Property and equipment, net of accumulated depreciation of $109,041		83,155
	$	1,500,331
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	16,200
Due to clearing organization		665,958
Accrued payroll and payroll taxes		125,513
Total current liabilities		807,671
Commitments:		
Shareholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		562,039
Total shareholder's equity		692,660
	$	1,500,331

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Commissions income	$	1,929,858
Trading income		(4,666)
Interest income		225,734
Other Income		12,651
		2,163,577
Expenses:		
Advertising		5,330
Clearing charges		189,653
Computer services		14,958
Contract labor		3,670
Depreciation		8,107
Dues and subs		46,652
Insurance - group		37,114
Insurance - general		4,182
Janitorial		4,923
Legal & accounting		10,050
License and fees		36,440
Meals & Entertainment		3,848
Payroll		1,617,070
Postage		11,486
Printing		2,755
Promotional		6,204
Rent		58,492
Supplies - Office		7,162
Taxes - payroll		56,437
Telephone		8,371
Utilities		4,760
Other general and administrative		6,102
		2,143,766
Income from operations		19,811
Other income and expense:		
Interest expense		(20,117)
Income before income tax		(306)
Provision for income tax expense		(18,150)
Net income	$	(18,456)

See notes to financial statements

Riedl First Securities Company of Kansas
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Retained earnings - December 31, 2015	$ 87,000	$ 43,621	$ 580,495	$ 711,116
Dividends paid			$ -	$ -
Net income			$ (18,456)	$ (18,456)
Retained earnings - December 31, 2016	$ 87,000	$ 43,621	$ 562,039	$ 692,660

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2016

Operating activities:		
Net income	$	(18,456)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		8,107
Change in assets and liabilities-		
Commissions receivable		37,778
Other receivable		(12,970)
Securities owned, trading accounts, at market:		(251,530)
Prepaid expenses		22,239
Accounts payable		(4,568)
Due to clearing organization		246,268
Accrued payroll and payroll taxes		(23,354)
Cash provided by operating activities		3,514
Investing activities:		
Purchase of equipment		(3,654)
Cash used in investing activities		(3,654)
Financing activities:		
Dividends paid		-
Cash used in investing activities		-
Decrease in cash		(140)
Cash, December 31, 2015		8,624
Cash, December 31, 2016	$	8,484
Supplemental cash flow information:		
Interest paid	$	20,117
Income taxes paid	$	-

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2016.

See notes to financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Revenue Recognition:
Revenue from proprietary securities transactions in regular-way trades are recorded on a gross basis on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Property and Equipment:
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets, are charged against earnings in the period in which they

are incurred. Depreciation is calculated on straight-line methods using estimated useful lives of five to thirty-nine years. Depreciation expense was $8,107 for the year ended December 31, 2016.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2016, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See footnote five for further details.

Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Concentrations:
During the year ended December 31, 2016, all of the Company's revenues were produced by four individuals with the top two producing 87% and 12% respectively.

Financial Instruments:
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See footnote four for further details.

2. Commitments, Contingencies, and Guarantees
At December 31, 2016, the Company had not entered into any purchase or sales commitments. As of December 31, 2016, the Company had no commitments, contingencies or guarantees other than those noted below:

The Company's current office space lease runs through March 31, 2019. Future minimum lease commitments under this lease are $58,492 for years 2017 and 2018 and $14,623 for 2019 up to March 31, 2019. Rent expense for the year ended December 31, 2016 was $58,492.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2016, the Company had net capital of $555,736 and an aggregate indebtedness to net capital of 25.50%.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 8,484	$ -	$ -	$ 8,484
Commissions receivable	-	150,476	-	150,476
Other receivable	-	581,810	-	581,810
Securities owned	-	670,072	-	670,072
Accrued expenses	-	141,713	-	141,713
Due to clearing org.	-	665,958	-	665,958

5. **Income Taxes**

As of December 31, 2016, the Company has a deferred tax asset of $22,574. The company took a valuation allowance of $22,574 as of December 31, 2016 for tax years 2015 and 2016. The company does not believe the net operating losses will be used in future tax years. For the year ended December 31, 2016, the provision for income tax expense is $18,150, all of which relates to recognizing a valuation allowance on the deferred tax asset related to net operating losses. The tax years that remain subject to examination by tax jurisdictions are 2016, 2015, 2014, and 2013.

6. **Off-Balance Sheet Risk**

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. **Employee Benefit Plans**

The Company provides a Salary Reduction Simplified Employee Pension (SARSEP) plan for our employees. This plan allows participants to make contributions by salary reductions pursuant to Section 408(k) of the Internal Revenue Code. Employees are eligible to participate in the plan immediately. Employees are able to defer the lesser of 25% of pay or the maximum allowable deferral amount pursuant to the Internal Revenue Code. Their contributions to the plan are vested immediately. The company does not make matching contributions to the plan.

8. **Subsequent Events**

The Company has evaluated all subsequent events through February 14, 2017, the date the financial statements were issued, and has no events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital:		
Total shareholders' equity	$	692,660
Ownership equity not allowable for net capital:		
Prepaid expenses		6,334
Office furniture and equipment, net		83,155
Net capital before haircuts on investments		603,171
Haircuts on investments		47,435
Net capital	$	555,736
Aggregate indebtedness	$	141,713
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	455,736
Ratio : aggregate indebtedness to net capital		0.2550 to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Riedl First Securities Company of Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Riedl First Securities Company of Kansas (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 14, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Reidl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2016

Total Revenue			
January to June 2016	1,031,152		
July to December 2016	1,137,091		
			2,168,243
Direct Expenses			
January to June 2016	103,164		
July to December 2016	99,140		
		202,304	
Interest Expense			
January to June 2016	4,497		
July to December 2016	15,620		
		20,117	
Total Deductions			222,421
SIPC Net Operating Revenues			1,945,822
General Assessment @ .0025			4,865
Total due for the year ended December 31, 2016			4,865
July 27, 2016 payment to SIPC			2,309
February 3, 2017 payment to SIPC			2,556
Total paid for the year ended December 31, 2016			4,865

Exemption Review Report

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Riedl First Securities Company of Kansas (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Riedl First Securities Company of Kansas stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 14, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Riedl First Securities
COMPANY OF KANSAS

Serving corporate and personal investors since 1916

1841 N. Rock Rd. Ct. Ste 400
Wichita, KS 67206-4213
Tel (316) 265-9341
(800) 365-9341
Fax (316) 265-0215

January 24, 2017

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294-1961

RE: SEA Rule 17a-5(d)(4) Exemption Report

To Whom It May Concern:

Pursuant to the referenced rule, Riedl First Securities Company of Kansas (SEC #8-45164), under the provisions of 17C.F.R. .15c3-3(k), under which our company claims an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii). Our firm is an introducing broker or dealer who clears all our securities transactions through RBC Correspondent Services, the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with RBC Correspondent Services since 1993 and certainly for the most recent fiscal year.

With respect to any and all customer funds/checks that we are presented, all checks are payable to RBC Correspondent Services, not to Riedl First Securities Company of Kansas or any other entity or person, and we deposit those checks directly on the RBC Correspondent Services/U.S. Bank remote electronic deposit system.

If we receive customer stock or bond certificates, we deliver to RBC Correspondent Services by overnight delivery. We do not prepare or provide any kind of statements to or for our customers.

Riedl First Securities Company of Kansas has met the exemption provisions throughout the most recent fiscal year without exceptions.

The foregoing statements are true to the best of my belief and knowledge.

Respectfully submitted,

Caesar A. Naftzger
President and CEO

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2016

Riedl First Securities Company of Kansas

Table of Contents

December 31, 2016